UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ALGONQUIN POWER & UTILITIES CORP.
(Exact name of registrant as specified in its charter)

Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

354 Davis Road Oakville, Ontario, Canada	L6J 2X1
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase One Common Share of the Corporation	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates  (if applicable):

Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

ALGONQUIN POWER & UTILITIES CORP.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On June 6, 2019, at the annual and special meeting of holders of common shares (“Shareholders”) of Algonquin Power & Utilities Corp., a corporation existing under the laws of Canada (the “Corporation”), the Shareholders approved a resolution proposed by the board of directors of the Corporation (the “Board”), approving the continuation, amendment and restatement of the shareholder rights plan of the Corporation pursuant to the Amended and Restated Shareholder Rights Plan Agreement, dated June 6, 2019 (amending and restating the Amended and Restated Shareholder Rights Plan Agreement dated June 9, 2016) between the Corporation and AST Trust Company (Canada), a company existing under the laws of Canada, as the Rights Agent (the “Rights Plan”).

The following is a summary of the key features of the Rights Plan.  This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Plan, a copy of which is attached as Exhibit 4.1 hereto.  All capitalized terms used in this summary have the meanings given in the Rights Plan unless otherwise noted.

Term

The Rights Plan must be approved by the Shareholders at every third annual meeting of Shareholders.  Accordingly, the Rights Plan will require reconfirmation by the Shareholders at the Corporation’s 2022 annual meeting of Shareholders.

Issuance of Rights

Upon the Rights Plan becoming effective in 2010, one right to purchase a common share in the capital of the Corporation (“Common Share”) upon the terms and subject to the conditions set forth in the Rights Plan (a “Right”), attached to each outstanding Common Share.  One Right also attached to each subsequently issued Common Share and will attach to each subsequently issued Common Share.

Rights Exercise Privilege

The Rights generally separate from the Common Shares and become exercisable ten trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”) or a transaction otherwise permitted by the Rights Plan.  The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Rights Plan, is referred to as a “Flip-in Event.”  Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.  Ten trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase by holders of such Rights of Common Shares at a 50% discount to their market price.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares.  After the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time.  Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time.  Rights will trade separately from the Common Shares after the Separation Time.

Lock-Up Agreements

A bidder may enter into lock-up agreements with Shareholders whereby such Shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without a Flip-in Event occurring.  Such agreement must be publicly disclosed and allow the Shareholder to withdraw the securities to tender to another take-over bid or to support another transaction that exceeds the value of the Lock-up Bid either on an absolute basis or by as much or more than a specified amount, which specified amount may not be greater than seven percent.  The definition of “Lock-Up Agreement” provides that no “break up” fees or other penalties that exceed, in the aggregate, the greater of two and a half percent of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person and 50% of the increase in the consideration resulting from another take-over bid transaction shall be payable by the Shareholder if the Shareholder fails to tender its securities to the Lock-up Bid.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•	the take-over bid must be made by way of a take-over bid circular;

•
the take-over bid must be made to all holders of Common Shares (other than the person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a take-over bid);

•
the take-over bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;

•
Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the applicable period and only if at such time more than 50% of the Common Shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn; and

•
if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the applicable period and the Common Shares are taken up by the bidder, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than 10 days from the date of such public announcement.

“Independent Shareholders” is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced an intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it must be outstanding for a minimum number of days as required under Canadian securities laws.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of Common Shares.  Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.  The Board, acting in good faith, may, in respect of any Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its Beneficial Ownership such that it is no longer an Acquiring Person.  The Board, acting in good faith, may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the Rights Plan for any Flip-in Event.

Redemption

The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Right.  Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid or Competing Permitted Bid.

Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose.

The Board, without such approval, may make amendments to the Rights Plan to correct any clerical or typographical error or which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder.

Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation.  The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, have not announced an intention to make or are not part of a group making, a take-over bid.

Item 2.	Exhibits

The following exhibits are filed as a part of this Registration Statement:

Exhibit No.	Description

4.1
Amended and Restated Shareholder Rights Plan Agreement, dated June 6, 2019 (amending and restating the Amended and Restated Shareholder Rights Agreement dated June 9, 2016), between Algonquin Power & Utilities Corp. and AST Trust Company (Canada) (incorporated by reference to Exhibit 99.3 to Current Report on Form 6-K filed on June 6, 2019).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 7, 2019

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer